UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Applied Genetic Technologies Corporation
(Name of Subject Company (Issuer))

Alliance Acquisition Sub, Inc.

Alliance Holdco Limited

Syncona Portfolio Limited

(Offerors)

Syncona Investment Management Limited

(Other Person)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

03820J 100

(CUSIP Number of Class of Securities)

Dr. Christopher Hollowood
Alliance Holdco Limited
8 Bloomsbury Street, London, United Kingdom, WC1B 3SR
Tel. +44 20 3981 7909

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Matthew J. Gardella
Matthew W. Tikonoff
Mintz, Levin, Cohn, Ferris, Glovsky & Popeo, P.C.
One Financial Center
Boston, Massachusetts 02111

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 13d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, the “Schedule TO”), filed by Alliance Acquisition Sub, Inc., a Delaware corporation (“Purchaser”), which is a direct wholly owned subsidiary of Alliance Holdco Limited, a private limited company organized under the laws of England and Wales (“Parent”), which is a direct wholly owned subsidiary of Syncona Portfolio Limited, a private limited company incorporated in Guernsey (“Syncona Portfolio”), to purchase all outstanding shares of common stock, $0.001 par value per share (the “Shares”), of Applied Genetic Technologies Corporation, a Delaware corporation (“Company”), at a price of $0.34 per Share, to the holder in cash, without interest and less any applicable withholding taxes, plus one non-transferable contractual contingent value right (“CVR”) per Share, which represents the right to receive one or more payments in cash, currently estimated to be up to approximately $0.73 per CVR in the aggregate (without interest and less any applicable withholding taxes), based on currently outstanding Shares and Company restricted stock units and contingent upon the achievement of certain specified milestones, as described in the Offer to Purchase dated October 26, 2022 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Syncona Portfolio is a direct wholly owned subsidiary of Syncona Holdings Limited, a private limited company incorporated in Guernsey (“Syncona Holdings”), which is a direct wholly controlled subsidiary of Syncona Limited, a registered, closed-ended investment company, incorporated as a limited company in Guernsey, with ordinary shares publicly listed on the London Stock Exchange (LON: SYNC) (“Syncona”). Investment and voting decisions with respect to equity investments of Syncona Portfolio are made upon the recommendation of the investment committee of Syncona Investment Management Limited, a private limited company incorporated in England and Wales and a direct wholly owned subsidiary of Syncona Holdings (“Syncona Investment”), which committee is comprised of Dr. Martin Murphy and Dr. Christopher Hollowood. Syncona Investment may, under the applicable rules as construed by the U.S. Securities and Exchange Commission (the “SEC”) and case law, be considered to be a co-offeror with Purchaser, Parent and Syncona Portfolio (although it has no purchase obligations under the Offer). This Amendment is being filed on behalf of Syncona Portfolio, Syncona Investment, Parent and Purchaser.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase.

AMENDMENTS TO SCHEDULE TO AND THE OFFER TO PURCHASE

ITEMS 1 THROUGH 9, AND ITEM 11

The Offer to Purchase and Items 1 through 9, and Item 11, of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to include the following:

“At 5:00 p.m. Eastern Time, on November 30, 2022, the Offer expired as scheduled and was not extended. Purchaser was advised by the Depositary that, as of the expiration date of the Offer (the “Expiration Date”), a total of 36,359,379 Shares (not including Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined by Section 251(h) of the DGCL, by the depositary for the Offer pursuant to such procedures) were validly tendered and not properly withdrawn pursuant to the Offer prior to the Expiration Date, representing approximately 52.97% of the Shares and Company RSUs outstanding as of the Expiration Date. In addition, the Depositary advised that notices of guaranteed delivery have been delivered with respect to 1,541,513 additional Shares, representing approximately 2.25% of the outstanding Shares and Company RSUs as of the Expiration Date.

The number of Shares tendered pursuant to the Offer satisfied the Minimum Condition. All conditions to the Offer having been satisfied, Purchaser irrevocably accepted for payment and will promptly pay for all Shares tendered (and not validly withdrawn) pursuant to the Offer prior to the Expiration Time in accordance with the terms of the Offer.

Promptly following the time as of which Purchaser accepted the Shares for payment pursuant to the Offer, Parent and Purchaser completed the acquisition of the Company through the Merger without a meeting of stockholders of the Company in accordance with Section 251(h) of the DGCL. At the Effective Time, each Share then outstanding (other than: (i) Shares held by the Company (or held in the treasury of the Company); (ii) Shares held by Parent, Purchaser or any other wholly owned subsidiary of Parent; and (iii) Shares held by stockholders who have properly exercised and perfected their demands for appraisal of such Shares in accordance with the DGCL and have neither withdrawn nor lost such rights prior to the Effective Time) was cancelled and converted into the right to receive consideration equal to the Offer Price, without interest, and subject to any applicable withholding of taxes. Shares described in clauses (i) and (ii) will be automatically cancelled and retired and will cease to exist at the Effective Time and will not be exchangeable for the Merger Consideration. Shares described in clause (iii) entitle their holders only to the rights granted to them under Section 262 of the DCGL.

Following the consummation of the Merger, the Shares will be delisted and will cease to trade on Nasdaq.

On December 1, 2022, Syncona and the Company each issued a press release announcing the expiration and results of the Offer. The full text of the press releases are attached as Exhibits (a)(5)(G) and (a)(5)(H) to the Schedule TO, respectively, and is incorporated herein by reference.”

ITEM 12.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Index No.

(a)(5)(G)*	Press Release issued by Syncona, dated as of December 1, 2022.

(a)(5)(H)*	Press Release issued by the Company, dated as of December 1, 2022.

* Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 1, 2022

ALLIANCE ACQUISITION SUB, INC.

By	/s/ David Fellows
Name: David Fellows
Title: President

ALLIANCE HOLDCO LIMITED

By:	/s/ Dr. Christopher Hollowood
Name: Dr. Christopher Hollowood
Title: Director

SYNCONA PORTFOLIO LIMITED

By	/s/ Dr. Christopher Hollowood
Name: Dr. Christopher Hollowood
Title: Authorized Signatory

SYNCONA INVESTMENT MANAGEMENT LIMITED

By	/s/ Dr. Christopher Hollowood
Name: Dr. Christopher Hollowood
Title: Director